Exhibit 99.1

Sebastián Martí

Ternium - Investor Relations

+1 (866) 890 0443

+54 (11) 4018 2389

www.ternium.com

Ternium Announces Third Quarter and First Nine Months of 2016 Results

Luxembourg, November 3, 2016 – Ternium S.A. (NYSE: TX) today announced its results for the third quarter and first nine months ended September 30, 2016.

The financial and operational information contained in this press release is based on Ternium S.A.’s operational data and consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) and presented in U.S. dollars (USD) and metric tons.

Summary of Third Quarter 2016 Results

	3Q 2016	2Q 2016		3Q 2015

Steel Shipments (tons)	2,348,000	2,608,000	-10%	2,463,000	-5%
Iron Ore Shipments (tons)	808,000	811,000	0%	892,000	-9%
Net Sales (USD million)	1,856.1	1,862.8	0%	1,945.4	-5%
Operating Income (USD million)	399.1	293.5	36%	140.5	184%
EBITDA[1] (USD million)	502.3	392.8	28%	250.4	101%
EBITDA per Ton[2] (USD)	213.9	150.6		101.7
EBITDA Margin (% of net sales)	27.1%	21.1%		12.9%
Equity in Results of Non-Consolidated Companies	0.8	4.9		(48.8)
Net Income (USD million)	264.3	174.3		40.0
Equity Holders' Net Income (USD million)	228.9	154.0		24.8
Earnings per ADS (USD)	1.17	0.78		0.13

•	EBITDA of USD502.3 million in the third quarter 2016, a 28% sequential increase as a result of higher EBITDA per ton partially offset by lower shipments.
•	Earnings per American Depositary Share (ADS)[3] of USD1.17 in the third quarter 2016, a USD0.39 sequential increase.

[1]	EBITDA in the third quarter 2016 equals operating income of USD399.1 million adjusted to exclude depreciation and amortization of USD103.1 million.
[2]	Consolidated EBITDA divided by steel shipments.

•	Capital expenditures of USD104.9 million in the third quarter 2016, compared to USD132.4 million in the second quarter 2016.
•	Net debt position of USD1.1 billion at the end of September 2016, down USD92.2 million compared to June 30, 2016 and equivalent to 0.7 times net debt to last twelve months EBITDA. Of note in the third quarter 2016 were a USD210.1 million increase in working capital and a USD25.2 million intercompany loan to Techgen.

Ternium’s operating income in the third quarter 2016 was USD399.1 million, USD105.6 million higher than operating income in the second quarter 2016. Shipments were 2.3 million tons in the third quarter 2016, decreasing 260,000 tons sequentially, mainly as a result of 225,000 tons lower shipments in Mexico, affected by a destocking in the commercial market over the past few months as well as by third quarter seasonality in the automotive industry. Operating margin4 increased in the quarter as a result of an 11% sequential increase in steel revenue per ton partially offset by a 3% higher operating cost per ton5. Steel revenue per ton increased 13% in Mexico, 10% in Other Markets and 3% in the Southern Region.

Compared to the third quarter 2015, the company’s operating income in the third quarter 2016 increased USD258.6 million, with higher operating margin partially offset by lower shipments. Operating margin in the third quarter 2016 increased principally due to lower cost of purchased slabs, raw materials, energy and labor, as steel revenue per ton remained stable in the year-over-year comparison. Shipments were 115,000 tons lower compared to the third quarter 2015, mainly as a result of a 106,000-ton decrease in the Southern Region.

The company’s net income in the third quarter 2016 was USD264.3 million, compared to USD174.3 million in the second quarter 2016. The USD90.1 million increase in net income was mainly due to higher operating income and a lower effective tax rate, partially offset by higher net financial expenses and lower gains from non-consolidated companies.

Relative to the prior-year-period, net income in the third quarter 2016 increased by USD224.3 million mainly due to higher operating income, better results from non-consolidated companies and lower net financial expenses, partially offset by consequently higher income tax expenses.

[3]	Each American Depositary Share (ADS) represents 10 shares of Ternium’s common stock. Results are based on a weighted average number of shares of common stock outstanding (net of treasury shares) of 1,963,076,776.
[4]	Operating margin is equal to revenue per ton minus operating cost per ton.
[5]	Operating cost per ton is equal to cost of sales plus SG&A, divided by shipments.

Summary of First Nine Months of 2016 Results

	9M 2016	9M 2015

Steel Shipments (tons)	7,386,000	7,291,000	1%
Iron Ore Shipments (tons)	2,454,000	2,729,000	-10%
Net Sales (USD million)	5,374.4	6,067.5	-11%
Operating Income (USD million)	895.0	447.7	100%
EBITDA (USD million)	1,198.0	776.0	54%
EBITDA per Ton (USD)	162.2	106.4
EBITDA Margin (% of net sales)	22.3%	12.8%
Equity in Results of Non-Consolidated Companies	8.1	(59.4)
Net Income (USD million)	562.2	186.3
Equity Holders' Net Income (USD million)	477.2	134.3
Earnings per ADS (USD)	2.43	0.68

•	EBITDA[6] of USD1.2 billion in the first nine months of 2016, USD422.0 million higher than EBITDA in the first nine months of 2015 mainly as a result of higher EBITDA per ton.
•	Earnings per ADS[7] of USD2.43 in the first nine months of 2016, USD1.75 higher year-over-year.
•	Capital expenditures of USD335.0 million in the first nine months of 2016, compared to USD342.8 million in the first nine months of 2015.

Operating income in the first nine months of 2016 was USD895.0 million, 100% higher than operating income in the first nine months of 2015. Steel shipments reached 7.4 million tons in the first nine months of 2016, slightly higher year-over-year mainly as a result of 354,000 tons higher shipments in Mexico partially offset by 265,000 tons lower shipments in the Southern Region. Steel operating margin increased, mainly reflecting USD162 lower operating cost per ton partially offset by USD100 lower revenue per ton. The decrease in operating cost per ton was mainly due to lower cost of purchased slabs, raw materials, energy and labor.

Net income in the first nine months of 2016 was USD562.2 million, compared to net income of USD186.3 million in the first nine months of 2015. The USD375.9 million increase in the year-over-year comparison was mainly due to higher operating income, better results from non-consolidated companies and lower net financial expenses, partially offset by consequently higher income tax expenses.

[6]	EBITDA in the first nine months of 2016 equals operating income of USD895.0 million adjusted to exclude depreciation and amortization of USD303.0 million.
[7]	Each American Depositary Share (ADS) represents 10 shares of Ternium’s common stock. Results are based on a weighted average number of shares of common stock outstanding (net of treasury shares) of 1,963,076,776.

Market Background and Outlook

Following significant decreases since June 2016, steel prices bottomed out, with several announcements of price increases recently taking place in the U.S. market. In addition, an increase in raw material benchmark prices, particularly with respect to metallurgical coal, is supporting strength in international steel prices and reducing the gap vis-à-vis U.S. prices.

Steel end-user demand in North America remains stable at healthy levels. In Mexico, the automotive and household appliance industries are steady, while construction is weak as a result of low government infrastructure spending and a deceleration of private construction growth.

As anticipated, steel market conditions in Argentina remained weak in the third quarter 2016, however, Ternium believes domestic steel demand has started to rebound. The automotive industry in the country continues to operate at a low capacity utilization rate, although domestic automobile sales have been growing in the past few months and auto exports to Brazil, the major export destination for Argentina’s car industry, should increase if expectations for an economic recovery in that country come to fruition. After a transition period in 2016, the company expects Argentina to return to growth in 2017.

Ternium expects sequentially lower operating income in the last quarter of the year, after a strong performance in the third quarter 2016. The company anticipates relatively stable shipments and lower operating margin as a result of lower revenue per ton and higher cost per ton. Average realized prices in the fourth quarter 2016 will begin to reflect the significant decrease in steel prices over the past few months in the North-American market, with the usual lag effect of regular price resets contained in industrial customer sales contracts. In addition, the company’s cost of sales in the fourth quarter will be affected by the pass-through of higher slab market prices, which increased to current levels at the end of the first half of 2016.

Analysis of Third Quarter 2016 Results

Net gain attributable to Ternium’s equity owners in the third quarter 2016 was USD228.9 million, compared to net gain attributable to Ternium’s equity owners of USD24.8 million in the third quarter 2015. Including non-controlling interest, net gain for the third quarter 2016 was USD264.3 million, compared to net gain of USD40.0 million in the third quarter 2015. Earnings per ADS in the third quarter 2016 were USD1.17, compared to earnings per ADS of USD0.13 in the third quarter 2015.

Net sales in the third quarter 2016 were USD1.9 billion, or 5% lower than net sales in the third quarter 2015. The following table outlines Ternium’s consolidated net sales for the third quarter 2016 and the third quarter 2015:

	Net Sales (million USD)
	3Q 2016	3Q 2015	Dif.
Mexico	1,172.8	1,065.3	10%
Southern Region	452.5	648.0	-30%
Other Markets	227.2	224.1	1%
Total steel products net sales	1,852.5	1,937.3	-4%
Other products[1]	3.0	7.7	-61%
Steel segment net sales	1,855.5	1,945.0	-5%

Mining segment net sales	58.1	51.1	14%
Intersegment eliminations	(57.5)	(50.7)
Net sales	1,856.1	1,945.4	-5%

[1]	The item "Other products" primarily includes pig iron.

Cost of sales was USD1.3 billion in the third quarter 2016, a decrease of USD329.6 million compared to the third quarter 2015. This was principally due to a USD302.3 million, or 25%, decrease in raw material and consumables used, mainly reflecting lower iron ore, coking coal, scrap, energy and purchased slabs costs, and a 5% decrease in steel shipments; and to a USD27.3 million decrease in other costs, mainly including a USD9.0 million decrease in maintenance expenses, a USD7.8 million decrease in depreciation of property, plant and equipment and amortization of intangible assets, a USD7.4 million decrease in labor cost and a USD4.9 million decrease in services and fees.

Selling, General & Administrative (SG&A) expenses in the third quarter 2016 were USD168.4 million, or 9.1% of net sales, a decrease of USD19.6 million compared to SG&A expenses in the third quarter 2015, mainly due to lower labor costs, freight and transportation expenses and lower taxes and contributions (other than income tax).

Operating income in the third quarter 2016 was USD399.1 million, or 21.5% of net sales, compared to operating income of USD140.5 million, or 7.2% of net sales, in the third quarter 2015. The following table outlines Ternium’s operating income by segment for the third quarter 2016 and third quarter 2015:

	Steel segment		Mining segment		Intersegment eliminations		Total
USD million	3Q 2016	3Q 2015	3Q 2016	3Q 2015	3Q 2016	3Q 2015	3Q 2016	3Q 2015
Net Sales	1,855.5	1,945.0	58.1	51.1	(57.5)	(50.7)	1,856.1	1,945.4
Cost of sales	(1,300.0)	(1,621.2)	(44.7)	(51.8)	53.4	52.1	(1,291.3)	(1,620.8)
SG&A expenses	(165.8)	(184.7)	(2.6)	(3.3)	-	-	(168.4)	(188.0)
Other operating income , net	2.6	4.0	0.2	(0.0)	-	-	2.8	4.0
Operating income (expense)	392.3	143.2	10.9	(4.1)	(4.1)	1.4	399.1	140.5

EBITDA	484.5	240.5	21.8	8.5	(4.1)	1.4	502.3	250.4

Steel reporting segment

The steel segment’s operating income was USD392.3 million in the third quarter 2016, an increase of USD249.1 million compared to the third quarter 2015, reflecting lower operating cost, partially offset by lower net sales.

Net sales of steel products in the third quarter 2016 decreased 5% compared to the third quarter 2015, reflecting a 115,000-ton decrease in shipments and similar revenue per ton. Shipments decreased 5% year-over-year in the third quarter 2016 mainly due to lower shipments in the Southern Region. The increase in revenue per ton reflected higher steel prices and better product mix in Mexico offset by lower steel prices in the Southern Region.

	Net Sales (million USD)			Shipments (thousand tons)			Revenue / ton (USD/ton)
	3Q 2016	3Q 2015	Dif.	3Q 2016	3Q 2015	Dif.	3Q 2016	3Q 2015	Dif.
Mexico	1,172.8	1,065.3	10%	1,529.4	1,532.9	0%	767	695	10%
Southern Region	452.5	648.0	-30%	535.3	641.4	-17%	845	1,010	-16%
Other Markets	227.2	224.1	1%	283.1	288.2	-2%	803	777	3%

Total steel products	1,852.5	1,937.3	-4%	2,347.9	2,462.6	-5%	789	787	0%
Other products[1]	3.0	7.7	-61%

Steel segment	1,855.5	1,945.0	-5%

1 The item "Other products" primarily includes pig iron.

Operating cost decreased 19% year-over-year in the third quarter 2016, due to a 15% decrease in cost per ton and the above mentioned 5% decrease in shipments. The decrease in cost per ton year-over-year was mainly the result of lower raw material and purchased slabs costs.

Mining reporting segment

The mining segment’s operating income was a gain of USD10.9 million in the third quarter 2016, compared to a loss of USD4.1 million in the third quarter 2015, mainly reflecting higher iron ore sales and lower operating cost.

Mining products net sales in the third quarter 2016 increased USD7.0 million, mainly as a result of higher revenue per ton partially offset by lower shipments. Shipments were 808,000 tons, 9% lower than in the third quarter 2015.

	Mining segment
	3Q 2016	3Q 2015	Dif.
Net Sales (million USD)	58.1	51.1	14%
Shipments (thousand tons)	808.3	891.5	-9%
Revenue per ton (USD/ton)	72	57	26%

Operating cost decreased 14% year-over-year, mainly due to the above mentioned 9% decrease in shipment volumes and a 5% decrease in operating cost per ton. The decrease in operating cost per ton was mainly the result of lower depreciation of property, plant and equipment.

EBITDA in the third quarter 2016 was USD502.3 million, or 27.1% of net sales, compared to USD250.4 million, or 12.9% of net sales, in the third quarter 2015.

Net financial results were a USD12.2 million loss in the third quarter 2016, compared to a USD19.9 million loss in the third quarter 2015. During the third quarter 2016, Ternium’s net financial interest results totaled a loss of USD25.4 million, compared to a loss of USD21.5 million in the third quarter 2015, reflecting higher weighted average interest rates partially offset by a lower indebtedness.

Net foreign exchange results were a gain of USD3.3 million in the third quarter 2016 compared to a gain of USD11.2 million in the third quarter 2015.

Change in fair value of financial instruments included in net financial results was a USD10.0 million gain in the third quarter 2016 compared to an USD8.8 million loss in the third quarter 2015. This gain in the third quarter 2016 was mainly related to results from changes in the fair value of financial assets and by certain derivative instruments entered into to compensate for the interest rate charges derived from Ternium’s Argentine subsidiary Siderar’s Argentine Peso denominated financial debt.

Equity in results of non-consolidated companies was a gain of USD0.8 million in the third quarter 2016, compared to a loss of USD48.8 million in the third quarter 2015, mainly due to better results from Ternium’s investment in Usiminas.

Income tax expense in the third quarter 2016 was USD123.4 million, or 32% of income before income tax expense, compared to an income tax expense of USD31.8 million in the third quarter 2015, or 44% of income before income tax expense.

Net gain attributable to non-controlling interest in the third quarter 2016 was USD35.5 million, compared to net gain of USD15.2 million in the same period in 2015.

Analysis of First Nine Months of 2016 Results

Net income attributable to Ternium’s equity owners in the first nine months of 2016 was USD477.2 million, compared to a net income attributable to Ternium’s equity owners of USD134.3 in the first nine months of 2015. Including non-controlling interest, net income for the first nine months of 2016 was USD562.2 million, compared to net income of USD186.3 million in the first nine months of 2015. Earnings per ADS in the first nine months of 2016 were USD2.43, compared to earnings of USD0.68 in the first nine months of 2015.

Net sales in the first nine months of 2016 were USD5.4 billion, 11% lower than net sales in the first nine months of 2015. The following table outlines Ternium’s consolidated net sales for the first nine months of 2016 and the first nine months of 2015:

	Net Sales (million USD)
	9M 2016	9M 2015	Dif.
Mexico	3,349.2	3,400.6	-2%
Southern Region	1,367.5	1,917.0	-29%
Other Markets	646.1	705.8	-8%
Total steel products net sales	5,362.8	6,023.4	-11%
Other products[1]	10.0	42.4	-77%
Steel segment net sales	5,372.8	6,065.8	-11%

Mining segment net sales	150.3	157.7	-5%
Intersegment eliminations	(148.7)	(156.0)
Net sales	5,374.4	6,067.5	-11%

[1]	The item “Other products” primarily includes pig iron.

Cost of sales was USD4.0 billion in the first nine months of 2016, a decrease of USD1.1 billion compared to the first nine months of 2015. This was principally due to a USD950.1 million, or 25%, decrease in raw material and consumables used, mainly reflecting lower iron ore, coking coal, scrap, energy and purchased slabs costs; and to a USD121.0 million decrease in other costs, mainly including a USD55.1 million decrease in labor cost, a USD32.5 million decrease in maintenance expenses, a USD27.3 million decrease in depreciation of property, plant and equipment and amortization of intangible assets, and an USD11.0 million decrease in services and fees, partially offset by a 1% increase in steel shipments volume. In addition, the Argentine peso significant devaluation against the US dollar by the end of 2015 helped to reduce Ternium’s Argentine subsidiary’s costs year-over-year, as a result of the currency devaluation effect on the U.S. dollar value of the subsidiary’s inventory as of the end of December 2015.

Selling, General & Administrative (SG&A) expenses in the first nine months of 2016 were USD512.5 million, or 9.5% of net sales, a decrease of USD77.7 million compared to SG&A expenses in the first nine months of 2015 mainly due to lower labor costs, freight and transportation expenses, services and fees expenses and lower taxes and contributions (other than income tax).

Operating income in the first nine months of 2016 was USD895.0 million, or 16.7% of net sales, compared to operating income of USD447.7 million, or 7.4% of net sales, in the first nine months of 2015. The following table outlines Ternium’s operating income by segment for the first nine months of 2016 and the first nine months of 2015.

	Steel segment		Mining segment		Intersegment eliminations		Total
USD million	9M 2016	9M 2015	9M 2016	9M 2015	9M 2016	9M 2015	9M 2016	9M 2015
Net Sales	5,372.8	6,065.8	150.3	157.7	(148.7)	(156.0)	5,374.4	6,067.5
Cost of sales	(3,972.4)	(5,022.6)	(140.5)	(168.6)	145.1	152.3	(3,967.8)	(5,038.9)
SG&A expenses	(504.1)	(580.0)	(8.4)	(10.2)	-	-	(512.5)	(590.2)
Other operating income (expenses), net	1.8	9.4	(0.8)	(0.1)	-	-	0.9	9.3
Operating income (expense)	898.0	472.6	0.6	(21.2)	(3.6)	(3.7)	895.0	447.7

EBITDA	1,168.1	762.7	33.6	17.0	(3.6)	(3.7)	1,198.0	776.0

Steel reporting segment

The steel segment’s operating income was USD898.0 million in the first nine months of 2016, an increase of USD425.4 million compared to the operating income in the first nine months of 2015, reflecting lower operating cost, partially offset by lower net sales.

Net sales of steel products in the first nine months of 2016 decreased 11% compared to net sales in the first nine months of 2015, reflecting a USD100 decrease in steel revenue per ton, partially offset by a 95,000 tons increase in shipments. Revenue per ton decreased 12% reflecting lower steel prices in Ternium´s main steel markets, partially offset by a better product mix. Shipments increased 1% year-over-year in the first nine months of 2016 mainly due to higher shipments in Mexico and the Other Markets, partially offset by lower shipments in the Southern Region.

	Net Sales (million USD)			Shipments (thousand tons)			Revenue / ton (USD/ton)
	9M 2016	9M 2015	Dif.	9M 2016	9M 2015	Dif.	9M 2016	9M 2015	Dif.
Mexico	3,349.2	3,400.6	-2%	4,880.3	4,526.7	8%	686	751	-9%
Southern Region	1,367.5	1,917.0	-29%	1,643.3	1,908.7	-14%	832	1,004	-17%
Other Markets	646.1	705.8	-8%	862.5	855.3	1%	749	825	-9%

Total steel products	5,362.8	6,023.4	-11%	7,386.1	7,290.7	1%	726	826	-12%
Other products[1]	10.0	42.4	-77%

Steel segment	5,372.8	6,065.8	-11%

1 The item “Other products” primarily includes pig iron.

Operating cost decreased 20% due to a 21% decrease in operating cost per ton partially offset by the above-mentioned 1% increase in shipment volumes. The decrease in operating cost per ton was mainly due to lower raw material, purchased slabs, energy, labor and maintenance costs, as well as to the effect of the Argentine peso depreciation on the U.S. dollar value of Ternium’s Argentine subsidiary’s inventory as of the end of December 2015.

Mining reporting segment

The mining segment’s operating income was a gain of USD0.6 million in the first nine months of 2016, compared to a loss of USD21.2 million in the first nine months of 2015, mainly reflecting lower operating cost, partially offset by lower iron ore sales.

Net sales of mining products in the first nine months of 2016 were 5% lower than in the first nine months of 2015, reflecting 10% lower shipments partially offset by 5% higher revenue per ton.

	Mining segment
	9M 2016	9M 2015	Dif.
Net Sales (million USD)	150.3	157.7	-5%
Shipments (thousand tons)	2,454.1	2,729.5	-10%
Revenue per ton (USD/ton)	61	58	5%

Operating cost decreased 17% year-over-year, mainly due to the above mentioned 10% decrease in shipment volumes and 7% decrease in operating cost per ton. The decrease in operating cost per ton was mainly the result of lower energy and labor costs.

EBITDA in the first nine months of 2016 was USD1.2 billion, or 22.3% of net sales, compared with USD776.0 million, or 12.8% of net sales, in the first nine months of 2015.

Net financial expenses were USD34.2 million in the first nine months of 2016, compared to USD45.9 million in the first nine months of 2015.

During the first nine months of 2016, Ternium’s net interest results totaled a loss of USD54.8 million, compared with a loss of USD66.0 million in the first nine months of 2015, reflecting lower average indebtedness.

Net foreign exchange results was a gain of USD3.9 million in the first nine months of 2016 compared to a gain of USD24.9 million in the first nine months of 2015.

Change in fair value of financial instruments included in net financial results was a USD18.0 million gain in the first nine months of 2016 compared to a USD2.8 million loss in the first nine months of 2015.

Equity in results of non-consolidated companies was a gain of USD8.1 million in the first nine months of 2016, compared to a loss of USD59.4 million in the first nine months of 2015, mainly due to better results from Ternium’s investment in Usiminas.

Income tax expense in the first nine months of 2016 was USD306.7 million, or 35% of income before income tax, compared to an income tax expense of USD156.1 million, or 46% of income before income tax, in the same period in 2015.

Net gain attributable to non-controlling interest in the first nine months of 2016 was USD84.9 million, compared to a net gain of USD52.0 million in the same period in 2015.

Cash Flow and Liquidity

Net cash provided by operating activities in the first nine months of 2016 was USD821.5 million. Working capital increased by USD163.0 million in the first nine months of 2016 as a result of an aggregate USD193.7 million increase in trade and other receivables and a USD29.1 million increase in inventories, partially offset by an aggregate USD59.8 million increase in accounts payable and other liabilities.

Capital expenditures in the first nine months of 2016 were USD335.0 million, similar to capital expenditures in the first nine months of 2015. The main investments carried out during the period included, in Mexico, those made for the upgrade and expansion of a hot strip mill, the expansion of service center processing capacity, the improvement of environmental and safety conditions at certain facilities and the expansion of Peña Colorada’s iron ore processing facilities to compensate for lower grade ore reserves, and, in Argentina, those made at the steelmaking facilities, the coking facilities, the hot-rolling mill and at one cold-rolling mill.

In the first nine months of 2016, Ternium had free cash flow of USD486.5 million8. During the period, the company contributed USD114.4 million to Usiminas in connection with its capital increase process and lent USD77.2 million to its non-consolidated company Techgen. In addition, Ternium’s net repayment of borrowings in the first nine months of 2016 was USD107.4 million. Net dividends paid to shareholders were USD176.7 million and net dividends paid by subsidiaries to non-controlling interest were USD50.8 million. As of September 30, 2016, Ternium’s net debt position was USD1.1 billion9.

Net cash provided by operating activities in the third quarter 2016 was USD220.4 million. Working capital increased by USD210.1 million in the third quarter 2016 as a result of a USD211.6 million increase in inventories and an aggregate USD17.1 million net increase in trade and other receivables, partially offset by an aggregate USD18.6 million net increase in accounts payable and other liabilities. The increase in inventories in the third quarter 2016 was mainly due to higher inventory cost and higher inventory volumes of finished goods, goods in process, purchased slabs and raw materials. Capital expenditures in the third quarter 2016 were USD104.9 million, similar to capital expenditures in the third quarter 2015. Ternium had free cash flow of USD115.5 million10 in the period.

Forward Looking Statements

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium’s control.

About Ternium

Ternium is a leading steel producer in Latin America, with an annual production capacity of approximately 11.0 million tons of finished steel products. The company manufactures and processes a broad range of value-added steel products for customers active in the construction, automotive, home appliances, capital goods, container, food and energy industries.  With production facilities located in Mexico, Argentina, Colombia, the southern United States and Guatemala, Ternium serves markets in the Americas through its integrated manufacturing system and extensive distribution network.  In addition, Ternium participates in the control group of Usiminas, a Brazilian steel company.  More information about Ternium is available at www.ternium.com.

[8]	Free cash flow in the first nine months of 2016 equals net cash provided by operating activities of USD821.5 million less capital expenditures of USD335.0 million.
[9]	Net debt position at September 30, 2016 equals borrowings of USD1.4 billion less cash and equivalents plus other investments of USD0.3 billion.
[10]	Free cash flow in the third quarter 2016 equals net cash provided by operating activities of USD220.4 million less capital expenditures of USD104.9 million.

Consolidated Income Statement

USD million	3Q 2016	3Q 2015	9M2016	9M 2015
	(Unaudited)		(Unaudited)
Net sales	1,856.1	1,945.4	5,374.4	6,067.5
Cost of sales	(1,291.3)	(1,620.8)	(3,967.8)	(5,038.9)
Gross profit	564.8	324.5	1,406.6	1,028.6
Selling, general and administrative expenses	(168.4)	(188.0)	(512.5)	(590.2)
Other operating income (expenses), net	2.8	4.0	0.9	9.3
Operating income	399.1	140.5	895.0	447.7

Finance expense	(28.7)	(23.4)	(65.3)	(71.9)
Finance income	3.4	1.9	10.5	5.9
Other financial income, net	13.2	1.6	20.6	20.1
Equity in earnings (losses) of non-consolidated companies	0.8	(48.8)	8.1	(59.4)
Profit before income tax expense	387.7	71.8	868.9	342.4

Income tax expense	(123.4)	(31.8)	(306.7)	(156.1)
Profit for the period	264.3	40.0	562.2	186.3

Attributable to:
Owners of the parent	228.9	24.8	477.2	134.3
Non-controlling interest	35.5	15.2	84.9	52.0
Profit for the period	264.3	40.0	562.2	186.3

Consolidated Statement of Financial Position

USD million	September 30, 2016	December 31, 2015

Property, plant and equipment, net	4,158.7	4,207.6
Intangible assets, net	847.4	888.2
Investments in non-consolidated companies	425.2	250.4
Deferred tax assets	85.9	98.1
Receivables, net	101.5	36.1
Trade receivables, net	1.0	-
Other investments	6.8	-
Total non-current assets	5,626.4	5,480.4

Receivables	102.4	89.5
Derivative financial instruments	1.9	1.8
Inventories, net	1,570.5	1,579.1
Trade receivables, net	680.4	511.5
Other investments	189.9	237.2
Cash and cash equivalents	149.4	151.5
Total current assets	2,694.5	2,570.5

Non-current assets classified as held for sale	11.9	11.7

Total assets	8,332.7	8,062.6

Capital and reserves attributable to the owners of the parent	4,310.6	4,033.1
Non-controlling interest	762.2	769.8

Total Equity	5,072.7	4,803.0

Provisions	6.6	8.1
Deferred tax liabilities	603.9	609.5
Other liabilities	296.0	320.7
Trade payables	13.4	13.4
Borrowings	484.7	607.2
Total non-current liabilities	1,404.6	1,559.0

Current income tax liabilities	142.0	41.1
Other liabilities	209.1	156.7
Trade payables	588.3	568.5
Derivative financial instruments	1.5	20.6
Borrowings	914.5	913.8
Total current liabilities	1,855.5	1,700.6

Total liabilities	3,260.0	3,259.6

Total equity and liabilities	8,332.7	8,062.6

Consolidated Statement of Cash Flows

USD million	3Q 2016	3Q 2015	9M 2016	9M 2015
	(Unaudited)		(Unaudited)

Profit for the period	264.3	40.0	562.2	186.3

Adjustments for:
Depreciation and amortization	103.1	109.9	303.0	328.3
Equity in (earnings) losses of non-consolidated companies	(0.8)	48.8	(8.1)	59.4
Changes in provisions	(0.8)	0.8	0.9	2.6
Net foreign exchange results and others	(10.7)	2.4	(10.2)	17.0
Interest accruals less payments	1.7	(3.2)	8.6	(0.7)
Income tax accruals less payments	73.6	(20.9)	128.2	(44.4)
Results on the sale of participation in subsidiary company	-	-	-	1.7
Changes in working capital	(210.1)	73.6	(163.0)	459.8

Net cash provided by operating activities	220.4	251.5	821.5	1,010.0

Capital expenditures	(104.9)	(115.3)	(335.0)	(342.8)
Proceeds from the sale of property, plant & equipment	0.3	0.3	0.8	0.9
Sale of participation in subsidiary company, net of cash disposed	-	-	-	(0.7)
Investment in non-consolidated companies - Usiminas	-	-	(114.4)	-
Dividends received from non-consolidated companies	-	-	0.1	-
Loans granted to non-consolidated companies - Techgen	(25.2)	-	(77.2)	-
Decrease in Other Investments	6.4	17.3	40.5	0.4

Net cash used in investing activities	(123.4)	(97.7)	(485.3)	(342.1)

Dividends paid in cash to company's shareholders	-	-	(176.7)	(176.7)
Dividends paid in cash to non-controlling interest	-	-	(50.8)	(32.7)
Acquisition of non-controlling interest	-	-	-	(74.0)
Contributions from non-controlling shareholders in consolidated subsidiaries	-	-	-	30.9
Proceeds from borrowings	183.0	279.7	793.5	681.7
Repayments of borrowings	(308.4)	(496.5)	(900.9)	(1,108.8)

Net cash used in financing activities	(125.4)	(216.8)	(334.9)	(679.7)

(Decrease) Increase in cash and cash equivalents	(28.4)	(63.1)	1.2	(11.8)

	Shipments
Thousand tons	3Q 2016	3Q 2015	2Q 2016	9M 2016	9M 2015

Mexico	1,529.4	1,532.9	1,754.2	4,880.3	4,526.7
Southern Region	535.3	641.4	549.0	1,643.3	1,908.7
Other Markets	283.1	288.2	304.5	862.5	855.3
Total steel segment	2,347.9	2,462.6	2,607.7	7,386.1	7,290.7

Total mining segment	808.3	891.5	811.4	2,454.1	2,729.5

	Revenue / ton
USD/ton	3Q 2016	3Q 2015	2Q 2016	9M 2016	9M 2015

Mexico	767	695	676	686	751
Southern Region	845	1,010	821	832	1,004
Other Markets	803	777	732	749	825
Total steel segment	789	787	713	726	826

Total mining segment	72	57	60	61	58

	Net Sales
USD million	3Q 2016	3Q 2015	2Q 2016	9M 2016	9M 2015

Mexico	1,172.8	1,065.3	1,185.9	3,349.2	3,400.6
Southern Region	452.5	648.0	451.0	1,367.5	1,917.0
Other Markets	227.2	224.1	222.8	646.1	705.8
Total steel products	1,852.5	1,937.3	1,859.7	5,362.8	6,023.4
Other products[1]	3.0	7.7	2.5	10.0	42.4
Total steel segment	1,855.5	1,945.0	1,862.2	5,372.8	6,065.8

Total mining segment	58.1	51.1	48.4	150.3	157.7

Total steel and mining segments	1,913.6	1,996.1	1,910.6	5,523.1	6,223.5

Intersegment eliminations	(57.5)	(50.7)	(47.7)	(148.7)	(156.0)

Total net sales	1,856.1	1,945.4	1,862.8	5,374.4	6,067.5

[1]	The item “Other products” primarily includes pig iron.